UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

M A T E R I A L  F A C T

Telefônica Brasil S.A. ("Company"), in compliance with Ruling No. 358 of January 3rd, 2002, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), announces to its shareholders and to the general public that its Board of Directors, in a meeting held on this date, decided to elect  Mr. Alberto Manuel Horcajo Aguirre, current Chief Financial Officer and Investor Relations and Corporate Resources Officer, as Chief Executive Officer and General and Executive Officer of the Company, substituting, respectively, Mr. Antonio Carlos Valente da Silva and Mr. Paulo César Pereira Teixeira, cumulatively to his current position, adding such duties for the remainder of the term of the replaced officers, or until the Board of Directors decides to appoint new officers.

Additionally, we inform that Mr. Paulo Cesar Pereira Teixeira has left his position as member of the Board of Directors of the Company.The Company thanks the relevant contribution of Mr. Paulo Cesar Pereira Teixeira to the Company, wishing ongoing success in his new challenges.

Mr. Antonio Carlos Valente da Silva will remain in his position as Chairman of the Board of Directors of the Company, being acknowledged the appreciation for his relevant contribution while performing his duties as executive of the Company.

The Company also informs that on this date the Company's controlling shareholder, Telefónica, S.A., issued a press release indicating that it will propose to the Board of Directors of the Company the appointment of Mr. Amos Genish, currently CEO of GVT, to act as Chief Executive Officer of the Company after the conclusion of the GVT acquisition, which should occur during the first half of this year.

We have replicated bellow the full wording of the press release disclosed by Telefónica S.A., as mentioned above.

São Paulo, March 25, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Madrid, March 25, 2015

CADE, Brazil’s antitrust authority, gives final approval to the acquisition of Global Village Telecom from Vivendi

TELEFÓNICA BUYS GVT AND BECOMES UNDISPUTED LEADER

IN THE BRAZILIAN MARKET

•         Telefónica will propose to the Board of Directors of Telefónica Brasil the appointment of Amos Genish to lead the process of integration of both companies as new President and CEO of Telefónica Brasil

Madrid, 25 March 2015.- Telefónica reinforces its market positioning and begins a new journey in the Brazilian market after receiving approval from CADE, Brazil’s antitrust authority, to acquire Global Village Telecom from Vivendi.

CADE’s green light follows the authorization by ANATEL, Brazilian market regulator, granted last December to the cash component of the operation and the approval given this month to the exchange of shares proposed in this transaction.

Telefónica Brazil is now fully authorized to start the integration process of both companies, thus    reinforcing its market positioning and leadership in the country. To this end, Telefónica will propose to the Board of Directors of Telefónica Brazil the appointment of Amos Genish*, current CEO of GVT, as new President and CEO of Telefónica Brasil. A position he will take after the closing of the operation, and subject to compliance with the agreements concluded with Vivendi, expected for the first half of the year. In that way, he will lead from the start the integration process and the definition of a clear customer oriented strategy for the future.

In line with the Group's strategy to retain best in class talent, Antonio Carlos Valente, current Chairman of Telefónica Brasil, will remain non-executive Chairman of the Board of Directors of Telefónica Brasil, a position which takes on a special relevance in a key market such as Brazil. In the near future, Valente will also assume new responsibilities as representative of the Group in Latin America.

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Paulo César Teixeira, current CEO of Vivo, has taken the decision to explore other professional projects outside of the Telefónica Group after playing a highly relevant role over the last few years to position Vivo as one the leading operators of the Brazilian market.

Amos Genish has an excellent track record as a founder and leader of GVT for the last 15 years. He has transformed GVT into an agile, customer centric and performance-based culture company.  In the new Telefónica Brasil, he will be responsible of bringing the best from Vivo and GVT, resulting in high levels of performance and employee engagement.

In a letter to employees, César Alierta, Executive Chairman of Telefónica, stressed the trust and firm commitment that the Company has placed in Brazil: “one of the strategic markets for the Group’s future growth, with excellent prospects and where the company has invested 55bn euros since its entrance in 1996”.

Additionally, Alierta explained the organizational changes made in Brazil to address this new phase. An organizational structure reinforced by the arrival of Amos Genish and the new responsibilities attributed to Antonio Carlos Valente. The Executive Chairman also expressed his gratitude to Paulo César Teixeira for his relevant contribution to the Company during the last years: “Paulo has been one of the driving forces behind Vivo’s current leadership, a work that allows us to celebrate today this flourishing business”.

With the acquisition of GVT, Telefónica reaffirms its trust in Brazil and in the potential of its telecommunication market, a key sector for the growth and competitiveness of the whole country. Additionally, the integration of GVT makes Telefónica the leading digital telco in the country. With over 100 million accesses, the combined Telefónica Brazil will be the number one operator in the market in terms of customers and revenues.

Telefónica S.A. and Vivendi closed last September the final agreement for the sale of Global Village Telecom, GVT, to Telefónica.  Both companies agreed on the 29th of August to enter into exclusive negotiations for this transaction, which includes a cash consideration of 4,663 million euros as well as a payment in shares representing 12% of the share capital of Telefónica Brazil, after its integration with GVT. As part of the agreement, Vivendi has accepted Telefónica’s offer to acquire 1,110 million ordinary shares held by Telefónica in Telecom Italia, currently representing 8.3% of Telecom Italia’s voting share capital (corresponding to 5.7% of its total share capital), in exchange of 4.5% of Vivendi’s capital  in the company resulting from the integration between Telefónica Brasil and GVT.

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

(*) Amos Genish, Israeli born, holds a bachelor’s degree in Economics from Tel Aviv University. He co-founded GVT in 2000 and has been GVT’s CEO since then. Prior to this, he held a number of CEO positions including CEO of a software Company traded on the Nasdaq.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 26, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director